Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.co

05006812

saia-burgess
Smart solutions for comfort and safety

SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C. 202 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Murten, 17.03.2005

Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed 2004 Annual Report, press release and letter to shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

Preben Sundenaes
Group Finance Director

3/28

b_sec&ex322004

40-11 40 000 04.01

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com


SEC MAIL
PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C.
202
SECTION

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, March 17, 2005

Successful year for Saia-Burgess

Dear Shareholder,

We are pleased to enclose our **2004 Annual Report**. By comparison with the previous year, we managed to increase sales by 15.9 per cent to CHF 568.4 million (2003: CHF 490.2 million), or by 16.8 per cent to CHF 572.6 million after currency adjustments. Sales growth after currency adjustments of CHF 82.4 million comprised 8.0 per cent internal and 8.8 percent acquisition-based. The negative effect of currency fluctuations was CHF 4.2 million.

EBITA (Earnings before interest, tax and amortisation) increased by 22.2 per cent to CHF 47.2 million (CHF 38.6 million) with an EBITA margin at 8.3 per cent (7.9 per cent). In line with the sharp increase in the EBITA the company also posted a 26.8 per cent advance in net income to CHF 26.3 million (CHF 20.8 million). The equity ratio improved to 41.0 per cent (40.8 per cent).

All divisions contributed towards the positive increase in sales
The Automotive Division posted a 22.1 per cent increase in the 2004 sales to CHF 308.2 million. Internal growth saw a CHF 27.9 million increase and acquisition-related growth (Bühler) CHF 29.2 million. The EBITA went up to CHF 27.4 million (CHF 19.8 million) with the EBITA margin reaching 8.9 per cent (7.8 per cent). The key event was the acquisition of the Bühler Actuator Division in Cary (USA) on July 1, 2004.

The Industry Division recorded a 10.4 per cent increase in sales to CHF 211.8 million. Internal growth reached CHF 9.6 million and acquisition-related growth (Cetronic, Otehall, Sick/Stegmann) CHF 13.7 million. The EBITA advanced to CHF 15.4 million (CHF 14.1 million); as a consequence of the costs for the integration of the Otehall business the EBITA margin at 7.2 per cent (7.3 per cent) remained at the same level as previous year. Nearly half of the sales recorded in the synchronized motor and transmission business of Sick/Stegmann, acquired with effect from August 1, 2004, came from the HVAC area (heating, ventilation, air conditioning), markedly strengthening the Division's position in this market.

The Controls Division which primarily operates in Europe posted a 5.2 per cent increase in sales purely from internal growth. The EBITA increased to CHF 4.3 million (CHF 4.1 million), with the EBITA margin at 8.9 per cent, the same as in the previous year. With effect from January 1, 2005 the electronic products of the Industry Division were re-classified to the Controls Division. We aim to utilize this transfer to exploit the electronic know-how available in the Controls Division to greater effect for the purpose of marketing these products.

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Changes in the management
Andreas Ocskay, Chairman of the Board of Directors since 1997 and CEO from 1988 to 2000 and Rudolf Lyner, Member of the Board of Directors since 1997 will not seek for re-election at the Annual General Meeting on May 19, 2005. The Board, reduced from seven to five members, will in future be led by Richard Flury as Chairman. He has been a member of the Board of Directors since 1998. Ted Ristoff, the previous Director of the North American activities, will be retiring from the Group Management with effect from March 31, 2005. Daniel Hirschi, CEO, will take over responsibility of the Industry Division's North American activities on an interim basis, whilst Marc-Olivier Lorenz, Director of the Automotive Division, has taken over responsibility for the automotive business in North America.

The good result reflected in the dividend
The Board of Directors will propose a dividend of CHF 12.50 per registered share to the Annual General Meeting on May 19, 2005; this represents a payout ratio of 29.0 per cent of net income.

2005: Further growth, additional profitability
The integration of the Bühler and Sick/Stegmann businesses acquired in 2004 is proceeding as planned. Providing exchange rates and the economic conditions remain stable, we not only expect 2005 to produce an increase in sales of around CHF 40 million from the acquisitions made in 2004 but also additional internal growth and a further improvement in profitability thanks to the satisfactory volume of new orders received for the current year.

We kindly invite you to visit our home page under www.saia-burgess.com where you will find updated information about our Group.

We thank you very much for your confidence in Saia-Burgess.

Yours faithfully,





Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer and
Delegate of the Board of Directors

Agenda

19.04.05	Report on the 1st quarter 2005
19.05.05	Annual General Meeting in Murten
02.08.05	2005 Interim Report
18.10.05	Report on the 3rd quarter 2005

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, March 17, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C.
202
SECTION

Successful year for Saia-Burgess
Sales +15.9 per cent – Net income +26.8 per cent – Dividend +25 per cent

Saia-Burgess increased sales in 2004 by 15.9 per cent compared with the previous year to CHF 568.4 million (2003: CHF 490.2 million). After adjustment for currency effects, sales were up by 16.8 per cent to CHF 572.6 million. The EBITA (Earnings Before Interest, Tax and Amortization) rose by 22.2 per cent to CHF 47.2 million (CHF 38.6 million), the EBITA margin reached 8.3 per cent (7.9 per cent). A dividend of CHF 12.50 (CHF 10.00) will be proposed to the Annual General Meeting. Providing exchange rates and the economic conditions remain stable, Saia-Burgess expects for 2005 not only an increase in sales from the acquisitions made in 2004 but also additional internal growth as well as a further improvement in profitability.

The good result reflected in the dividend

The increase in sales of CHF 82.4 million after adjustment for currency effects comprises 8.0 per cent (CHF 39.5 million) internal growth and 8.8 per cent (CHF 42.9 million) growth through acquisitions. The negative effect of currency fluctuations was CHF 4.2 million. In line with the sharp 22.2 per cent increase in the EBITA the company also posted a 24.8 per cent increase in the EBIT to CHF 41.1 million (CHF 32.9 million) and a 26.8 per cent advance in net income to CHF 26.3 million (CHF 20.8 million). The equity ratio improved to 41.0 per cent (40.8 per cent). The Board of Directors will propose a dividend of CHF 12.50 per registered share to the Annual General Meeting on May 19, 2005; this represents a payout ratio of 29.0 per cent of net income.

All divisions contributed towards the positive increase in sales

The marked increase in group sales to which all divisions contributed, albeit to a varying extent, is the result of the consistent focus on comfort and safety as well as of the strategic risk diversification. The variations in performance in the relevant markets and the geographic regions are reflected in the figures reported by the divisions.

The Automotive Division posted a 22.1 per cent increase in the 2004 sales to CHF 308.2 million. Internal growth saw a CHF 27.9 million increase and acquisition-related growth (Bühler) CHF 29.2 million. The EBITA went up to CHF 27.4 million (CHF 19.8 million) with the EBITA margin reaching 8.9 per cent (7.8 per cent). The key event was the acquisition of the Bühler Actuator Division in Cary (USA) on July 1, 2004. Based on this acquisition, the company was able to further expand its automotive business in North America and the Automotive Division created the conditions required for the expansion of its own organization there. The acquisition makes Saia-Burgess the market leader in actuators for automotive air conditioning systems and will enable it to also supply the market with DC motors in future.

The Industry Division recorded a 10.4 per cent increase in sales to CHF 211.8 million. Internal growth reached CHF 9.6 million and acquisition-related growth (Cetronic, Otehall, Sick/Stegmann) CHF 13.7 million. The EBITA advanced to CHF 15.4 million (CHF 14.1 million); as a consequence of the costs for the integration of the Otehall business the EBITA margin at 7.2 per cent (7.3 per cent) remained at the same level as previous year. In 2004 production at Otehall was integrated into the Saia-Burgess plants. Otehall's diverse range of switches ideally complements the existing product range. Nearly half of the sales recorded in the synchronized motor and transmission business of Sick/Stegmann, acquired with effect from August 1, 2004, came from the HVAC area (heating, ventilation, air conditioning), markedly strengthening the Division's position in this market.

The Controls Division which primarily operates in Europe posted a 5.2 per cent increase in sales purely from internal growth. The EBITA increased to CHF 4.3 million (CHF 4.1 million), with the EBITA margin at 8.9 per cent, the same as in the previous year. With effect from January 1, 2005 the electronic products of the Industry Division were re-classified to the Controls Division. Saia-Burgess aims to utilize this transfer to exploit the electronic know-how available in the Controls Division to greater effect for the purpose of marketing these products.

Changes in the management

Andreas Ocskay, Chairman of the Board of Directors since 1997 and CEO from 1988 to 2000 and Rudolf Lyner, Member of the Board of Directors since 1997, both long serving individuals who helped shape the development of the company will not seek for re-election at the Annual General Meeting on May 19, 2005. The Board, reduced from seven to five members, will in future be led by Richard Flury as Chairman. He has been a member of the Board of Directors since 1998. Ted Ristoff, the previous Director of the North American activities, will be retiring from the Group Management with effect from March 31, 2005.

Daniel Hirschi, CEO, will take over responsibility of the Industry Division's North American activities on an interim basis, whilst Marc-Olivier Lorenz, Director of the Automotive Division, has taken over responsibility for the automotive business in North America.

2005: Further growth, additional profitability

The integration of the Bühler and Sick/Stegmann businesses acquired in 2004 is proceeding as planned. Providing exchange rates and the economic conditions remain stable, Saia-Burgess not only expects 2005 to produce an increase in sales of around CHF 40 million from the acquisitions made in 2004 but also additional internal growth and a further improvement in profitability thanks to the satisfactory volume of new orders received for the current year.

Additional information

Presentation of results to media and investors, today, 17.03.2005, 09.30 hrs
at SWX, Zurich

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Communication, Marketing and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Agenda

19.04.05	Report on the 1st quarter 2005
19.05.05	Annual General Meeting in Murten
02.08.05	2005 Interim Report
18.10.05	Report on the 3rd quarter 2005

Key figures

CHF million	2004	2003	+/- (%)
Sales	**568.4**	**490.2**	**+15.9**
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**72.8**	**62.0**	**+17.4**
as % of sales	12.8	12.6	
Earnings before interest, tax and amortisation (EBITA)	**47.2**	**38.6**	**+22.2**
as % of sales	8.3	7.9	
Earnings before interest and tax (EBIT)	**41.1**	**32.9**	**+24.8**
as % of sales	7.2	6.7	
Net income	**26.3**	**20.8**	**+26.8**
as % of sales	4.6	4.2	
Balance sheet total 31.12.	**444.4**	**389.9**	
Shareholders' equity 31.12.	**182.0**	**159.2**	
Equity ratio, in %	41.0	40.8	
Average number of employees	**3'630**	**3'009**	**+20.6**
Number of registered shares at 31.12. (CHF 50 face value)	**613'450**	**610'750**	
Earnings per share in CHF	43.11	34.22	
Diluted earnings per share in CHF	42.64	34.13	
Equity per share in CHF	296.74	260.72	
Dividend per share in CHF	12.50[1]	10.00	
Payout ratio in %	29.0	29.2	

[1] Proposal to Annual General Meeting on 19.05.05